AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

ON AUGUST 5, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

UNDER SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ADAMS DIVERSIFIED EQUITY FUND, INC.

(Name of Subject Company)

ADAMS DIVERSIFIED EQUITY FUND, INC.

(Name of Filing Person (Issuer))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

006212104

(CUSIP Number of Class of Securities)

Janis F. Kerns

Adams Diversified Equity Fund, Inc.

500 East Pratt Street, Suite 1300

Baltimore, Maryland 21202

(410) 752-5900

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Person)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No.1 to the Issuer Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on July 5, 2024, by Adams Diversified Equity Fund, Inc,. a Maryland corporation (the “Fund”), relating to an offer to purchase for cash up to 12,405,174 shares of Common Stock, amends such Issuer Tender Offer Statement on Schedule TO (“Statement”) to add and update exhibits in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

ITEM 12.  EXHIBITS

(a)(5)(i)	Press Release dated August 5, 2024
107(i)	Calculation of Filing Fees Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADAMS DIVERSIFIED EQUITY FUND, INC.

/s/ Janis F. Kerns
Janis F. Kerns
V.P., General Counsel, Corporate Secretary, and Chief Compliance Officer
August 5, 2024

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(5)(i)	Press Release dated August 5, 2024
107(i)	Calculation of Filing Fees Table